Exhibit 9.10

SAXON CAPITAL, INC.

2001 STOCK INCENTIVE PLAN

NOTICE OF RESTRICTED STOCK UNIT GRANT

FOR

NON-EMPLOYEE DIRECTORS

        In accordance with Article 9 of the Saxon Capital, Inc. 2001 Stock Incentive Plan (the “Plan”), you have been granted the following Stock Units, with each Stock Unit representing the right to receive one share of the common stock of Saxon Capital, Inc. (the “Company”):

      Name of Grantee:  David D. Wesselink

     Total Number of Stock Units Granted:  20,000

     Date of Grant:  January 27, 2005

   Vesting:                               The Units shall vest in four equal installments as follows:

                                                  25% on the 1st anniversary date of Date of Grant

                                                  25% on the 2nd anniversary date of Date of Grant

                                                  25% on the 3rd anniversary date of Date of Grant

                                                  25% on the 4th anniversary date of Date of Grant

        By your signature and the signature of the Company’s representative below, you and the Company agree that these Stock Units are granted under and governed by the terms and conditions of the Plan and the Restricted Stock Unit Agreement, both of which are attached to and made a part of this document.

GRANTEE:                                                                                                                      SAXON CAPITAL, INC.

By: ________________________________                                                        By: ________________________________

Name:  David A. Wesselink                                                                                         Name: Michael L. Sawyer

                                                                                                                                         Title:  Chief Executive Officer

SAXON CAPITAL, INC.

2001 STOCK INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT

FOR

NON-EMPLOYEE DIRECTORS

Vesting of Stock Units

The Stock Units vest as shown in the Notice of Stock Unit Grant. In addition, all of the Stock Units earlier vest if any of the following events occur:

  Your service as a director of the Company terminates due to death, total and permanent disability, or any other reason other than your resignation or removal in accordance with Article VI, Section 6.3 of the Company’s Articles of Amendment and Restatement of its Charter;
  The Company is subject to a “Change in Control” (as defined in the 2001 Stock Incentive Plan (the “Plan”)) while you are director of the Company.

Issuance of Common Shares

The Company will deposit in escrow or deliver to you or your designated representative, as soon as practicable after the date of vesting of any of the Stock Units, the Common Shares underlying such vested Stock Units.

Right of Deferral

On the Date of Grant, you may make an election to defer delivery of the Common Shares underlying the Stock Units, pursuant to forms acceptable to the Company. You may change the date of delivery of the Common Shares underlying the Stock Units after the Date of Grant, but only with the written approval of the Committee, and only after the Committee has received advice from tax counsel as to whether changing the date of delivery of such Common Shares would result in constructive receipt by you of such Common Shares.

Regular Termination

If your service terminates due to your resignation or removal as a director in accordance with Article VI Section 6.3 of the Company’s Articles of Amendment and Restatement of its Charter, then all unvested Stock Units will immediately be forfeited as of your termination date.

Dividend Rights

You will be entitled to receive all dividends and other distributions paid with respect to Common Shares underlying unvested Stock Units at the time such dividends or other distributions are paid to the holders of Common Shares. Dividends and distributions will be paid to you in the same form (cash, property or Common Shares) as paid to holders of Common Shares. Such dividends and other distributions shall be subject to all applicable tax withholdings.

Legality of Initial Issuance

No Common Shares shall be issued hereunder unless and until the Company has determined that: it and you have taken any actions required to register the Common Shares under the Securities Act of 1933, or that an applicable exemption from the registration requirements thereof exists; any applicable listing requirement of any stock exchange or other securities market in which the Common Shares are listed has been satisfied; and all other applicable provisions of state or federal law relating to the issuance of such Common Shares have been satisfied.

Restrictions on Resale

By signing this Agreement, you agree not to sell any Common Shares at any time when applicable laws or Company policies prohibit a sale. This restriction will apply as long as you are a director of the Company or a subsidiary of the Company, and thereafter for so long as provided by Company policy.

Except as otherwise provided in this Agreement, the Stock Units and the rights and privileges conferred hereby shall not be sold, pledged or otherwise transferred (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment, levy or similar process until the Common Shares underlying the Stock Units are delivered to you or your designated representative.

Stockholder Rights

You, or your estate or heirs, have no rights as a stockholder of the Company (except with respect to dividends and distributions as provided above) until you have actually received the Common Shares underlying the Stock Units.

Applicable Law

This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions).

No Retention Rights

Nothing in this Agreement shall confer upon you any right to continue in service as a director for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any parent or subsidiary of the Company retaining you) or any of your rights to terminate your service as a director at any time and for any reason, with or without cause, which rights are hereby expressly reserved by each of the Company (or any parent or subsidiary of the Company retaining you) and you.

Notice

Any notice required by the terms of this Agreement shall be given in writing and shall be deemed effective upon personal delivery or upon deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid. Notice shall be addressed to the Company at its principal executive office and to you at the address most recently provided to the Company.

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference. This Agreement is subject to all terms, conditions, limitations and restrictions contained in the Plan, which shall be controlling in the event of any conflicting or inconsistent provisions.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement, signed by both parties.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.